WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050


06012417


SEC MAIL
RECEIVED
PROCESSING
APR 10 2006
WASH. D.C.
213
SECTION

April 5, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Marks & Spencer Group p.l.c. Notification Of Transactions Of Directors/Persons Discharging Managerial Responsibility	April 5, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,



By: ______________________
Kenneth J. Miles
Authorized Representative

Enclosures

PROCESSED
APR 11 2006
THOMSON
FINANCIAL



Issued – 5 April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

The information contained is disclosed under DR 3.1.4R(1) and, in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

In accordance with his terms and conditions as Deputy Chairman, Lord Burns informed the Marks and Spencer Group plc (the "Company") on 4 April 2006 that he had acquired in London 1073 Ordinary shares of 25p each on 3 April 2006 at a price of 558.77 pence per share. The registered holder for these shares is Pershing Keen Nominees Limited. Further details of this transaction are given below.

The Company was also informed on 4 April 2006 that Lord Burns acquired in London, 19 Ordinary shares of 25p each on 13 January 2006 at a price of 488.9 pence each, under the Company's Dividend Reinvestment Plan in respect of the dividend paid on 13 January 2006. The registered holder for these shares is Pershing Keen Nominees Limited.

His total shareholding following these transactions is 6618 shares.

Quarterly Share Purchase

On 25 January 2006 Lord Burns requested to purchase Ordinary Shares of 25p each in the Company on a regular basis using approximately 25% of his net income from the Company. The Company was not in a close period and Lord Burns does not retain discretion as to the timing or the size of the purchases. His appointment letter binds him to make purchases of a particular monetary value on particular dates as given below:

Date of Purchase*	Value of Shares	Period covered by Purchase
1 April 2006	£6,000	January to March 2006
1 July 2006	£6,000	April to June 2006
1 October 2006	£15,000	July to September 2006
1 January 2007	£15,000	October to December 2006
Then to purchase £15,000 of shares on 1st of the month of each subsequent quarter		

* Purchases to be made on 1st of the month or next dealing day as appropriate

No subsequent permission will be required to be sought for quarterly dealings as given above. However, any variation to this arrangement would be brought back to the Company's Shares and Dealing Committee for approval at a time which is not during a close period.

For further information please call

Anthony Clarke – Corporate Governance – 020 8718 9940

Sue Sadler - Corporate Press office – 020 8718 8642

Issued – 5 April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

The information contained is disclosed under DR 3.1.4R(1) and, in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

In accordance with his terms and conditions as Deputy Chairman, Lord Burns informed the Marks and Spencer Group plc (the "Company") on 4 April 2006 that he had acquired in London 1073 Ordinary shares of 25p each on 3 April 2006 at a price of 558.77 pence per share. The registered holder for these shares is Pershing Keen Nominees Limited. Further details of this transaction are given below.

The Company was also informed on 4 April 2006 that Lord Burns acquired in London, 19 Ordinary shares of 25p each on 13 January 2006 at a price of 488.9 pence each, under the Company's Dividend Reinvestment Plan in respect of the dividend paid on 13 January 2006. The registered holder for these shares is Pershing Keen Nominees Limited.

His total shareholding following these transactions is 6618 shares.

Quarterly Share Purchase
On 25 January 2006 Lord Burns requested to purchase Ordinary Shares of 25p each in the Company on a regular basis using approximately 25% of his net income from the Company. The Company was not in a close period and Lord Burns does not retain discretion as to the timing or the size of the purchases. His appointment letter binds him to make purchases of a particular monetary value on particular dates as given below:

Date of Purchase*	Value of Shares	Period covered by Purchase
1 April 2006	£6,000	January to March 2006
1 July 2006	£6,000	April to June 2006
1 October 2006	£15,000	July to September 2006
1 January 2007	£15,000	October to December 2006
Then to purchase £15,000 of shares on 1st of the month of each subsequent quarter		

* Purchases to be made on 1st of the month or next dealing day as appropriate

No subsequent permission will be required to be sought for quarterly dealings as given above. However, any variation to this arrangement would be brought back to the Company's Shares and Dealing Committee for approval at a time which is not during a close period.

For further information please call

Anthony Clarke – Corporate Governance – 020 8718 9940

Sue Sadler - Corporate Press office – 020 8718 8642

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050


SEC MAIL
RECEIVED
PROCESSING
2006
WASH, D.C.
SECTION

April 5, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Marks & Spencer Group p.l.c. Notification Of Transactions Of Persons Discharging Managerial Responsibilities Or Their Connected Persons	April 5, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,



By: ______________________
Kenneth J. Miles
Authorized Representative

Enclosures

Issued: 5 April 06

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 4 April 06 by the trustee of the Marks and Spencer Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that for the month of March the trustee transferred 4,234 ordinary shares of 25 pence each in Marks and Spencer Group plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the Marks and Spencer Share Incentive Plan, from participants who have left the Marks & Spencer group.

Each of the following Directors, being Persons Discharging Managerial Responsibilities and potential participants in the Marks and Spencer Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 370,762 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Stuart Rose
- Ian Dyson
- Steven Sharp

For further information please contact:
Anthony Clarke – 020 8718 9940